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                          April 11, 2024

       Roger Susi
       President, Chief Executive Officer,
       Iradimed Corporation
       1025 Willa Springs Drive
       Winter Springs, Florida 32708

                                                        Re: Iradimed
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed April 3, 2024
                                                            File No. 333-278487

       Dear Roger Susi:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
O'Leary at 202-551-4451 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              David A. Bartz, Esq.